UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MAINSTREAM ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

56064U 10 8

(CUSIP Number)

Jeffrey Martin

11637 Orpington Street

Orlando, Florida 32817

Telephone: (407) 207-0400

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.       .

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Jeffrey Martin

| 2 |	Check the Appropriate Box if a Member of a Group	(a) .
(b) .

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	.

| 6 |	Citizenship or Place of Organization
United States

| 7 | Sole Voting Power
Number of	1,687,500 shares of common stock
Shares Bene-
ficially	| 8 | Shared Voting Power
Owned by Each	-
Reporting
Person With	| 9 | Sole Dispositive Power
1,687,500 shares of common stock

| 10 | Shared Dispositive Power
-
| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
1,697,500 shares of common stock (includes 10,000 shares held by Mr. Martin’s spouse, which he is deemed to beneficially own).

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)
55.62%
| 14 |	Type of Reporting Person
IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Mainstream Entertainment, Inc. (the “Company”).  The principal executive offices of the Company are located at 11637 Orpington Street, Orlando, Florida 32817.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Jeffrey Martin, an individual, and the president of Martin Consultants, Inc.  Mr. Martin’s business address is 11637 Orpington Street, Orlando, Florida 32817.

(d)-(e)  During the last five years, Mr. Martin: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Martin is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

On April 1, 2007, the Company was acquired by Insight Management Corporation (f/k/a Skreem Records Corporation, “Insight”) and commenced business operations.  In June 2008, the majority stockholders authorized a name and entity change from Skreem Studios, LLC to Skreem Studios, Inc.  On July 1, 2008, Insight Management Corporation commenced a reverse spin-off of Skreem Studios, Inc., whereby the shareholders of record as of July 1, 2008, received one share of Skreem Studios, Inc. for each share owned of Insight Management Corporation (the “Spin-Off”). Insight Management Corporation, as of July 1, 2008, is no longer related to the Company. On August 2, 2010 , the Company changed its name to Mainstream Entertainment, Inc.

Mr. Martin is a former shareholder of Insight, who received shares in the Company in connection with the Spin-Off.

Item 4. Purpose of Transaction

Mr. Martin acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Martin may purchase additional securities of the Company or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Martin also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Martin does not have any immediate plans or proposals which relate to or result in:

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Martin beneficially owns 1,697,500 shares of common stock, representing 55.62% of the Company’s outstanding shares of common stock.

(b)

Mr. Martin holds the sole power to vote and direct the vote and the sole power to dispose and to direct the disposition of 1,687,500 shares of common stock which he holds.  He is also deemed to beneficially own 10,000 shares held by his spouse.

(c)	None.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 1,687,500 shares of common stock held by Mr. Martin. He is also deemed to beneficially own 10,000 shares held by his spouse.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2012

By:	/s/ Jeffrey Martin
Jeffrey Martin

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